As filed with the U.S. Securities and Exchange Commission on January 22, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	1311, 1321, 2911, 4613, 5171, 5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

150-6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3

(403) 296-8000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Janice B. Odegaard Suncor Energy Inc. 150-6th Avenue S.W., P.O. Box 2844 Calgary, Alberta Canada T2P 3E3 (403) 296-8000	Donald R. Crawshaw George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000	Chad Schneider Blake, Cassels & Graydon LLP 855 – 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta Canada T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this Registration Statement also relates to the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-207268) originally filed with the Commission on October 5, 2015 (the “Initial Registration Statement”), as amended on November 12, 2015, December 3, 2015 and January 11, 2015 (the Initial Registration Statement, as so amended, being the “Amended Initial Registration Statement”).

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares	47,490,800	N/A	U.S.$858,226,600	U.S.$86,423.42

(1)

The number of common shares of the Registrant to be registered is calculated as the maximum number of the Registrant’s common shares estimated to be directly issuable to United States holders upon consummation of the exchange offer if all common shares of Canadian Oil Sands Limited held by United States holders are tendered into the exchange offer, which is based on an estimate of the maximum number of common shares of Canadian Oil Sands Limited that may be received by Suncor Energy Inc. in the exchange offer from United States holders, or 169,610,000 common shares of Canadian Oil Sands Limited, assuming all shares are tendered (the “U.S. Holders Estimate”). The number of Common Shares indicated above (47,490,800) is inclusive of the 42,402,500 Common Shares originally registered by the Registrant on Form F-80 on October 5, 2015.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with General Instruction IV.G of Form F-80. The registration fee has been calculated upon the basis of the market value of the common shares of Canadian Oil Sands Limited that may be received by Suncor Energy Inc. in the exchange offer from United States holders of common shares of Canadian Oil Sands Limited if all common shares of Canadian Oil Sands Limited held by United States holders are tendered into the exchange offer, or U.S.$858,226,600. Such market value is calculated as the product of (i) the U.S. Holders Estimate, and (ii) U.S.$5.06, which is the average of the high and low prices for common shares of Canadian Oil Sands Limited reported on the Toronto Stock Exchange for January 15, 2016 (Cdn.$7.34), converted into U.S. dollars at the noon rate of exchange reported by the Bank of Canada on January 15, 2016 (Cdn.$1.00=U.S.$0.6883), rounded up to the nearest cent.

(3)

Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) at a rate equal to U.S.$100.70 per $1.0 million of proposed maximum aggregate offering price. The Registrant previously paid a registration fee of $80,274.72 in relation to the registration of 42,402,500 Registrant common shares with its filing of the Initial Registration Statement with the U.S. Securities and Exchange Commission on October 5, 2015. The $80,274.72 in registration fees paid by the Registrant in connection with the Initial Registration Statement are offset against the current registration fee.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

Explanatory Note

Pursuant to Rule 429 under the Securities Act, this Registration Statement constitutes a Post-Effective Amendment to the Amended Initial Registration Statement and is being filed to register additional securities and to include the Second Notice of Variation (as defined below), which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular (as defined below).

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”)*

Notice of Variation and Change, dated November 12, 2015 (the “First Notice of Variation”)**

Notice of Extension, dated December 3, 2015 (the “First Notice of Extension”)***

Notice of Extension, dated January 8, 2016 (the “Second Notice of Extension”)****

Notice of Variation and Change, dated January 22, 2016 (the “Second Notice of Variation”)

2.	Informational Legends.

See pages (iii) and (iv) (continuation of cover page) of the Offer and Circular.*

See page (ii) (continuation of cover page) of the First Notice of Variation.**

See pages (ii) and (iii) (continuation of cover page) of the First Notice of Extension.***

See pages (ii) and (iii) (continuation of cover page) of the Second Notice of Extension.****

See page (iii) (continuation of cover page) of the Second Notice of Variation.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular, the First Notice of Variation, the First Notice of Extension, the Second Notice of Extension and the Second Notice of Variation provide that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, or by telephone at 1-800-558-9071.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular* and the heading “Additional Documents Filed with the SEC as Part of the Registration Statement” in the First Notice of Variation**, the Second Notice of Extension**** and the Second Notice of Variation.

References to web addresses in the Offer and Circular, the First Notice of Variation, the First Notice of Extension, the Second Notice of Extension or the Second Notice of Variation are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, the First Notice of Variation, the First Notice of Extension, the Second Notice of Extension or the Second Notice of Variation, information on these websites is not part of such documents, or part of this Registration Statement.

*	Previously filed with the Initial Registration Statement and incorporated herein by reference.

**	Previously filed with Post-Effective Amendment No. 1 to the Initial Registration Statement, filed with the Commission on November 12, 2015 and incorporated herein by reference.

***	Previously filed with Post-Effective Amendment No. 2 to the Initial Registration Statement, filed with the Commission on December 3, 2015 and incorporated herein by reference.

****	Previously filed with Post-Effective Amendment No. 3 to the Initial Registration Statement, filed with the Commission on January 11, 2016 and incorporated herein by reference.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on page iii (continuation of the cover page) of this Notice of Variation and Change.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer, by telephone at 1-866-521-4427 (Toll Free in North America) or 1-201-806-7301 (Banks, Brokers and Collect Calls) or by email at inquiries@dfking.com.

Information has been incorporated by reference in the Offer and Circular (as defined below) from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Offer and Circular may be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3 or by telephone: 1-800-558-9071, and are also available electronically on SEDAR at www.sedar.com.

January 22, 2016

NOTICE OF VARIATION AND CHANGE

by

SUNCOR ENERGY INC.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

CANADIAN OIL SANDS LIMITED

on the basis of 0.28 of a common share of Suncor Energy Inc.

for each common share of Canadian Oil Sands Limited

THE OFFEROR HAS INCREASED THE CONSIDERATION UNDER THE OFFER TO

0.28 OF AN OFFEROR COMMON SHARE PER SHARE.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (CALGARY TIME) ON FEBRUARY 5, 2016 UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN BY THE OFFEROR.

THE BOARD OF DIRECTORS OF CANADIAN OIL SANDS LIMITED HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY AND HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT AND DEPOSIT THEIR SHARES TO THE OFFER.

THE OFFEROR HAS LOWERED THE MINIMUM TENDER CONDITION FROM MORE THAN 66 2⁄3% TO AT LEAST 51% OF THE OUTSTANDING SHARES. AS A RESULT, THERE HAVE BEEN CHANGES TO THE EXPECTED U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER AND TO THE RISKS RELATED TO THE OFFER. SHAREHOLDERS ARE URGED TO CAREFULLY REVIEW THE AMENDED U.S. FEDERAL INCOME TAX DISCLOSURE AND THE SECTION ENTITLED “RISK FACTORS” HEREIN.

Suncor Energy Inc. (the “Offeror” or “Suncor”) hereby gives notice that it has amended and varied the terms of its offer dated October 5, 2015 (the “Original Offer”), as amended by the Notice of Variation and Change of the Offeror dated November 12, 2015 (the “First Notice of Variation”), by the Notice of Extension of the Offeror dated December 3, 2015 (the “Second Notice of Variation”) and by the Notice of Extension of the Offeror dated January 8, 2016 (the “Third Notice of Variation”, together with the Original Offer, the First Notice of Variation and the Second Notice of Variation, the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Company Common Shares”) of Canadian Oil Sands Limited (the “Company” or “COS”) together with the associated rights to purchase Company Common Shares (“Rights”) issued and outstanding under the Company’s shareholder rights plans (the Company Common Shares, together with such Rights, the “Shares”), including any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time (as amended by this Notice of Variation and Change) to: (a) increase the consideration offered per Share from 0.25 of a common share of the Offeror (each whole common share, an “Offeror Common Share”) to 0.28 of an Offeror Common Share, and to update certain disclosure in the Offer and Circular related thereto; (b) extend the time period for acceptance of the Offer; (c) amend certain terms and conditions of the Offer in connection with the Support Agreement (as defined below); and (d) reduce the Minimum Tender Condition (as defined below) and update certain disclosure in the Offer and Circular related thereto.

This Notice of Variation and Change should be read in conjunction with the Offer and accompanying circular dated October 5, 2015 (the “Original Circular”), as amended by the First Notice of Variation, the Second Notice of Variation and the Third Notice of Variation, (the Original Circular together with the First Notice of Variation, the Second Notice of Variation and the Third Notice of Variation, the “Circular” and the Circular together with the Offer, the “Offer and Circular”) and the letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) in each case as amended by the First Notice of Variation, the Second Notice of Variation and the Third Notice of Variation (collectively the “Offer Documents”). The Offer Documents, including the Letter of Transmittal and Notice of Guaranteed Delivery, are deemed to be amended to give effect to the variations and changes to the Offer described herein, and except as otherwise set forth herein, the terms and conditions set forth in the Offer Documents continue to be applicable in all respects. Unless the context requires otherwise, terms used herein but not defined herein have the respective meanings set out in the Offer and Circular.

Registered Shareholders (meaning Shareholders that have a physical share certificate or a DRS Advice representing their Shares) who wish to accept the Offer must properly complete and execute a Letter of Transmittal (as filed on October 5, 2015 under the Company’s SEDAR profile at www.sedar.com) and tender it, together with, if applicable, the certificate(s) representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery as described in Section 3 of the Offer, “Manner of Acceptance”. The Notice of Guaranteed Delivery was also filed on October 5, 2015 under the Company’s SEDAR profile at www.sedar.com. Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”). All Shareholders who tender their Shares to the Offer will receive the increased consideration per Share of 0.28 of an Offeror Common Share per Share, including those Shareholders who have already validly deposited their Shares under the Offer and not withdrawn such deposit. Shareholders who have already tendered their Shares to the Offer do not need to do anything further to receive the increased Offer Consideration (as amended by this Notice of Variation and Change).

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time (as amended by this Notice of Variation and Change). As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Shareholders whose Shares are held in CDS Clearing and Depository Services Inc., or its nominee, (“CDS”) may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS as described in Section 3 of the Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer (the “Information Agent”), J.P. Morgan Securities Canada Inc. or CIBC World Markets Inc., the dealer managers in connection with the Offer (the “Dealer Managers”), or the Depositary. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent, the Dealer Managers or the Depositary in the manner specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, including this Notice of Variation and Change, in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 8 of this Notice of Variation and Change, “Amendments to Information Concerning Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

FORWARD-LOOKING STATEMENTS

Statements and information are forward-looking when they use what the Offeror knows and expects today to make a statement about the future. “Forward-looking statements” and “forward-looking information” as defined under applicable Securities Laws may be identified by the use of words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek” and “will” and similar expressions relate to matters that are not historical facts.

The Offer and the Circular, including the documents incorporated by reference in the Offer and the Circular, and this Notice of Variation and Change, contain forward-looking statements and information. Readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Original Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Notice of Variation and Change contains forward-looking statements and information including, but not limited to, the U.S. federal income tax consequences of accepting the Offer, the benefits of the Offer including that Shareholders will benefit from the Offeror’s integrated model and ongoing production growth, while retaining upside in any oil price recovery as well as the Offeror’s anticipated payment of dividends and the dividend uplift to be experienced by Shareholders, the ability of Suncor to take advantage of the potential in the Company’s assets and create additional shareholder value, and other statements that are not historical facts. All such forward-looking statements and information are subject to important risks, uncertainties and assumptions. All such forward-looking statements are made, where applicable, pursuant to the “safe harbor” provisions of applicable Securities Laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of that document and in this Notice of Variation and Change describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s and the Company’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in this Notice of Variation and Change and in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect their respective businesses or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements and information; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, in this Notice of Variation and Change, in the Offer and Circular or in any document incorporated by reference therein, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

The Offeror made a number of assumptions with respect to forward-looking statements and information in this Notice of Variation and Change. In particular, in providing such statements and information, the Offeror has assumed, among other things, that: the anticipated synergies, cost savings and operational and cost efficiencies and other anticipated benefits of the Offer will materialize; the advice received from professional advisors is accurate; the Company’s public disclosure is accurate and that the Company has not failed to publicly disclose any material information respecting the Company, its business, operations, assets, material agreements, or otherwise; all of the representations and warranties of the Company set out in the Support Agreement are true and correct; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s and the Company’s operations, including their respective financial condition, business plans and asset values, will remain consistent with the Offeror’s current expectations. All figures and descriptions provided in this Notice of Variation and Change related to the proposed transaction, including those around expected pro forma effects are based on and assume the following: (a) the Offeror’s and the Company’s dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves), will not change from what was the case on January 15, 2016, in the case of the Offeror, and from what the Offeror has ascertained from the Company’s public filings on SEDAR up to and including January 15, 2016, in the case of the Company, and in the case of reserves, those reported by the Offeror and the Company in their most recent annual information forms as at December 31, 2014; (b) 484.6 million Shares issued and outstanding immediately prior to the date of the Offer; (c) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Shares or Offeror Common Shares are issued before the successful completion of the Offer. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s and the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. For a further discussion regarding the risks related to the Offer and the Offeror, readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Original Offer and Circular and the information provided in Section 24 of the Original Circular, “Risk Factors” and Section 9 of this Notice of Variation and Change, “Amendments to Risk Factors”.

NOTICE OF VARIATION AND CHANGE

TO: THE HOLDERS OF SHARES OF CANADIAN OIL SANDS LIMITED

As set forth in this Notice of Variation and Change, the Offeror has: (a) increased the consideration that will be received by Shareholders under the Offer to 0.28 of an Offeror Common Share per Share; (b) extended the Expiry Time of the Offer to 4:00 p.m. (Calgary time) on February 5, 2016; (c) amended certain terms and conditions of the Offer in connection with the Support Agreement, as described under Section 5, “Revised Conditions of the Offer” below; and (d) amended the Minimum Tender Condition to lower it from more than 66 2⁄3% to at least 51% of the outstanding Shares (calculated on a fully-diluted basis) being validly tendered under the Offer and not withdrawn.

Consequential amendments in accordance with this Notice of Variation and Change are deemed to be made, where required, to the Offer Documents. Except as otherwise set forth in this Notice of Variation and Change, the terms and conditions set forth in the Offer and Circular, and in the Letter of Transmittal and the Notice of Guaranteed Delivery continue to remain in effect, unamended. This Notice of Variation and Change should be read in conjunction with the Offer Documents.

1.	Increase to the Offer Consideration

The Offeror has increased the consideration offered to Shareholders in exchange for their Shares from 0.25 of an Offeror Common Share per Share to 0.28 of an Offeror Common Share per Share. All Shareholders who tender their Shares to the Offer will receive the increased consideration per Share, including those Shareholders who have already validly deposited their Shares under the Offer and not withdrawn such deposit. Shareholders who have already tendered their Shares to the Offer do not need to do anything further to receive the increased Offer Consideration. In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as part of the consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

In connection with the increase in the consideration offered to Shareholders, the Offer and Circular is hereby amended by deleting the definition of “Offer Consideration” in its entirety and replacing it with the following definition: “Offer Consideration” means, in respect of each Share, 0.28 of an Offeror Common Share. All references in the Offer Documents to the price offered by the Offeror are deemed to be amended to reflect the foregoing.

As a result of the increase in the Offer Consideration, the Offeror has submitted applications to the TSX and the NYSE to list the additional Offeror Common Shares that will be issued to Shareholders in connection with the Offer. It is a condition of the Offer, as amended by this Notice of Variation and Change, that such listings be obtained. Listing will be subject to the Offeror’s fulfillment of all of the applicable listing requirements of the TSX and the NYSE.

2.	Recent Developments

Background to the Amended Offer

On January 8, 2016, the Offeror extended the expiry of the Offer to 6:00 p.m. (Calgary time) on January 27, 2016. During the week of January 11, 2016, the Offeror had ongoing discussions with a number of the Company’s larger Shareholders to ascertain their position in respect of the Offer. In conjunction with these meetings with Shareholders, on Thursday, January 14, 2016, the Company and the Offeror commenced discussions with a view to potentially negotiating a supported transaction, and discussions and negotiations between the Offeror and the Company and their respective legal counsel continued in the ensuing days. On January 16, 2016, the Offeror Board met to discuss potential amendments to the Offer and provided executive management of the Offeror with authority to continue negotiations on certain terms, including authorization and approval to enter into the Support Agreement and agree to the other amendments to the Offer described herein consistent with those terms. On January 17, 2016, following further negotiations between the Offeror and the Company and their respective legal advisors, the Offeror and the Company entered into a support agreement (the “Support Agreement”) pursuant to which, among other things, the Offeror agreed to amend the Offer as set out in this Notice of Variation and Change and the Company Board determined the Offer (as amended) is in the best interests of the Company and agreed to recommend to Shareholders that they deposit their Shares to the Offer. In addition, in connection with the Support Agreement, each of the directors and officers of the Company have advised that they intend to tender their Shares to the Offer. A copy of the Support Agreement has been filed under the Company’s SEDAR profile at www.sedar.com.

On January 22, 2016, the Company Board issued the accompanying Notice of Change (the “COS Notice of Change”) to their Directors’ Circular dated October 19, 2015 (the “Directors’ Circular”) unanimously recommending that Shareholders accept and tender their Shares to the Offer.

3.	Reasons to Accept the Offer

Suncor believes that the increased consideration under the Offer represents a full and fair price for the Shares at a substantial premium to the pre-Offer market price and provides Shareholders with the opportunity to increase their dividend received, maintain oil price exposure and participate in Suncor’s future growth. The following information is supplemental to and provides an update to the Summary and Section 4 of the Original Circular, “Reasons to Accept the Offer” and Section 1 of the First Notice of Variation, “Reasons to Accept the Offer”.

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Premium to market price. Based on the closing price of the Offeror Common Shares on the TSX on January 15, 2016, the amended Offer represents a significant premium of 41% to the closing price of the Shares on the TSX on October 2, 2015, the last trading day before the Original Offer was announced, and a 17% premium to the closing price of the Shares on January 15, 2016, the last trading day before the amendments to the Offer described herein were announced.

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Increased dividends. Suncor’s annual dividend has increased for 13 consecutive years, and in the past five years, Suncor has provided its shareholders with a compound annual dividend growth rate in excess of 20%, placing it among the leaders of its peer group. If the Offer is successful, Shareholders who have tendered to the Offer and whose Shares were taken up and paid for by Suncor and who continue to hold Offeror Common Shares on Suncor’s next dividend record date (anticipated to be in early March 2016) would experience an anticipated dividend uplift of 62% per Share in respect of the dividend to be paid in the first quarter of 2016, based on the most recent dividend payments made by Suncor and the Company.

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Investment in an integrated energy company with significant liquidity and access to capital. Suncor’s integrated business model has generated consistent cash flow which has enabled Suncor to fund its capital program, dividend commitments and planned growth projects, even in sustained periods of lower commodity prices. If the Offer is successful, Shareholders will be in a position to benefit from Suncor’s integrated model and ongoing production growth, while retaining upside in any oil price recovery.

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50 years of oil sands operations and project development experience. With 50 years of oil sands mining and upgrading operations and project development experience, Suncor is well positioned to take full advantage of the potential in the Company’s assets and to create additional value for shareholders. Suncor maintains an intense focus on operational excellence, continuous improvement and capital discipline, which has delivered results for shareholders.

4.	Time of Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 6:00 p.m. (Calgary time) on January 27, 2016 to 4:00 p.m. (Calgary time) on February 5, 2016, unless the Offer is further extended or withdrawn by the Offeror. Accordingly:

(a)

the definition of “Expiry Date” in the Offer and Circular is deleted in its entirety and replaced with the following definition: “Expiry Date” means February 5, 2016 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”; and

(b)

the definition of “Expiry Time” in the Offer and Circular is deleted in its entirety and replaced with the following definition: “Expiry Time” means 4:00 p.m. (Calgary time) on the Expiry Date or such other time or times on the Expiry Date as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”.

In addition, all references to “6:00 p.m. (Calgary time) on January 27, 2016” in the Offer Documents are deleted in their entirety and replaced by “4:00 p.m. (Calgary time) on February 5, 2016”.

5.	Revised Conditions of the Offer

Pursuant to the terms of the Support Agreement, the Offeror has varied the conditions of the Offer. Accordingly, Section 4 of the Offer, “Conditions of the Offer” is hereby replaced in its entirety with the text that follows. All references in the Offer Documents to the conditions of the Offer are deemed to be amended to reflect the following.

Subject to applicable Laws, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Shares tendered to the Offer) and shall not be required to take up, purchase or pay for, any Shares tendered to the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)

there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which represents, in each case, on a fully-diluted basis (i) together with the Shares held directly or indirectly by the Offeror and any of its affiliates, at least 51% of the outstanding Shares, (ii) at least a majority of the outstanding Shares the votes of which would be included in any minority approval of a Subsequent Acquisition Transaction pursuant to MI 61-101 (the “Minimum Tender Condition”); and (iii) more than 50% of the outstanding Shares held by Independent Shareholders (the “Independent Shareholder Tender Condition”);

(b)

all of the following conditions are satisfied at the Expiry Time, as if such conditions speak as of that time (including in respect of the deemed confirmation of the representations, warranties and covenants);

(i)

the representations and warranties made by the Company in the Support Agreement shall be true and correct (and, unless the Company otherwise notifies the Offeror in writing prior to the Expiry Time, the Company shall be deemed to have confirmed that such representations and warranties are true and correct on and as of that date);

(ii)

the Company shall have complied in all material respects with its covenants in Sections 1.4 and 3.2(k) of the Support Agreement (except where failure to comply follows a Material Adverse Change with respect to the Offeror) and Sections 3.2(a) and 3.2(l) of the Support Agreement (and, unless the Company otherwise notifies the Offeror in writing prior to the Expiry Time, the Company shall be deemed to have confirmed that it has so complied with such covenants);

(iii)

no act, action, suit, proceeding, objection or opposition shall have been commenced, pending, threatened, taken, entered or promulgated before or by any Governmental Entity or by any other Person, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall exist or shall have been proposed, enacted, promulgated, amended or applied, in any case, (A) to cease trade, enjoin, prohibit or impose material conditions on the transactions contemplated by the Support Agreement (including to cease trade, enjoin, prohibit or impose material conditions on the rights of the Offeror to own or exercise full rights of ownership of the Shares, including the rights to vote the Shares, upon the consummation of the Offer or conduct the business conducted by the Company), (B) to prohibit or restrict the consummation of the transactions contemplated by the Support Agreement, or (C) that would have a Material Adverse Effect on either of the Offeror (before or after the consummation of the Offer) or the Company; and

(iv)

no applicable Law shall be in effect, and no Governmental Entity shall have enacted, issued, promulgated, applied for (or advised either the Company or the Offeror in writing that it has determined to make such application), enforced or entered any applicable Law (whether temporary, preliminary or permanent), in either case that restrains, enjoins or otherwise prohibits or restricts the consummation of the transactions contemplated by the Support Agreement;

(c)

the Competition Act Approval, the HSR Approval and all other Regulatory Approvals shall continue to be in effect or shall otherwise have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated;

(d)

in addition to the Regulatory Approvals contemplated in paragraph (c), all other third party consents, waivers, permits, orders and approvals required in connection with the consummation of the Offer, including conditional approval to the listing of Offeror Common Shares to be issued pursuant to the Offer on the TSX and the NYSE, will have been provided or obtained on terms and conditions acceptable to the Offeror, acting reasonably, at or before the Expiry Time, except where the failure to provide or obtain such would not have a Material Adverse Effect on either of the Offeror (before or after the consummation of the Offer) or the Company, or would not prohibit or restrict the consummation of the transactions contemplated in the Support Agreement; and the ASC Order shall remain in full force and effect without amendment or modification thereto;

(e)	the Support Agreement shall not have been terminated in accordance with its terms;

(f)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with any Securities Regulator since December 31, 2014, which has a Material Adverse Effect on the Company or which, if the Offer were consummated, would have a Material Adverse Effect on the Offeror;

(g)	the Expiry Date will be on or before the Outside Date; and

(h)

there shall not exist or have occurred any change in the business, financial condition, results of operations of the Company and its Subsidiaries taken as a whole which has resulted in a Material Adverse Effect with respect to the Company.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Support Agreement, the Offeror in its sole discretion may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have other than the conditions in paragraph (a) above which cannot be waived (but which, for greater certainty, can be amended pursuant to the provisions of the Support Agreement). The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

The Offeror will not waive any condition that is required for the Offer to constitute a “Permitted Bid” under the Shareholder Rights Plan, including the Independent Shareholder Tender Condition. However, the Offer is hereby amended such that the requirement to provide the Mandatory Extension Period pursuant to the Offer will be deemed to be satisfied and no longer applicable, without further act or action by the Offeror, (i) if the Offeror has provided written notice to the Company that more than 90% of the Shares (on a fully-diluted basis) have been tendered to the Offer within 120 days after the date of the Offer (being February 2, 2016); and (ii) conditional upon and effective concurrently with the Company’s waiver or suspension of the operation of the Shareholder Rights Plan and the New Shareholder Rights Plan in respect of the Offer effective immediately prior to the initial take up of Shares by the Offeror pursuant to the Offer, which the Company has agreed to do pursuant to and upon the terms set forth in the Support Agreement. The sole purpose of the foregoing amendment is to allow the Offeror to effect a Compulsory Acquisition pursuant to the provisions of the ABCA in an expeditious manner, for the benefit of Shareholders, provided that over 90% of the outstanding Shares (on a fully-diluted basis) have been tendered to the Offer and not withdrawn within 120 days from the date of the Offer. In connection with these amendments, the Section titled “Mandatory Extension Period” in Section 5 of the Offer, “Extension and Variation of the Offer” and Section 6 of the Offer, “Permitted Bid Compliance” and all references to the Mandatory Extension Period in the Offer Documents shall be amended accordingly.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and provide a copy of such notice to the TSX and the Securities

Regulatory Authorities, as applicable, and to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, “Notice and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Shares tendered to the Offer.

Any determination by the Offeror concerning any event or other matter described in the foregoing conditions of the Offer will be final and binding upon all parties.

In addition to the foregoing, the following definitions are added to the “Glossary” section of the Original Offer and Circular (in each case, in the alphabetical order in relation to the other defined terms set out therein) and where identical defined terms to those below are contained in the Offer and Circular, the terms below shall replace the terms in the Offer and Circular in their entirety. All applicable references in the Offer Documents are deemed to be amended to reflect the following:

“ASC Order” means the order of the Alberta Securities Commission dated November 30, 2015 in respect of the New Shareholder Rights Plan (citation: Re Suncor Energy Inc., 2015 ABASC 963);

“Competition Act Approval” means the No-Action Letter dated November 6, 2015 issued by the Commissioner in respect of the Offer;

“Governmental Entity” means any: (a) multinational, federal, provincial, state, territory, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“HSR Approval” means the letter from the Federal Trade Commission dated November 2, 2015 relating to the early termination of the waiting period applicable to the consummation of the transactions contemplated by the Offer under the HSR Act;

“Laws” (in the context that refers to one or more Persons) means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities, as the same may be amended from time to time prior to the time of the appointment or election to the Company Board of persons designated by the Offeror such that all directors of the Company are Offeror designates, and the term “applicable” with respect to such Laws and in a context that refers to one or more of the Company and the Offeror, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or in the aggregate are, or individually or in the aggregate could reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)

any matter or prospective matter which has, at or prior to the date hereof, in the case of the Offeror, been publicly disclosed by the Offeror, and, in the case of the Company, publicly disclosed by the Company;

(b)	conditions affecting the oil and gas industry as a whole, including changes in Laws (including tax Laws), GAAP or regulatory accounting requirements;

(c)

any change in general economic, business, regulatory, or market conditions or in national or global financial or capital markets or commodity markets (including any decline in crude oil or natural gas prices on a current or forward basis);

(d)

any changes in the trading price or trading volumes of Shares or Offeror Common Shares, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to the Offeror or the Company, as applicable (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect);

(e)	any changes in operations at the Syncrude Project (unless, in the case of the Company, that change is materially adverse to the Syncrude Project);

(f)	any decisions made by the Syncrude Management Committee;

(e)	any actions taken (or omitted to be taken) at the written request of other party to the Support Agreement; or

(f)	any action taken by the Person or any of its Subsidiaries that is required pursuant to the Support Agreement,

and references in certain sections of the Support Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“New Shareholder Rights Plan” means the shareholder rights plan agreement between the Company and Computershare Investor Services Inc., as rights agent, dated as of October 6, 2015;

“Outside Date” means March 31, 2016 or such later date as may be agreed to in writing by the Offeror and the Company;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Regulatory Approvals” means the Competition Act Approval and the HSR Approval, all which have been obtained on the date hereof, and such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under any applicable Laws that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the Offer and the consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; except for those sanctions, rulings, consents, orders, exemptions, permits and other approvals, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Offeror and its Subsidiaries, taken as a whole, or on the Company and its Subsidiaries, taken as a whole (either before or after giving effect to the Offer), or would not materially impede or delay the consummation of the Offer or the other transactions contemplated by the Support Agreement;

“Securities Regulators” means, as applicable, collectively, the Securities Regulatory Authorities, the SEC, the TSX and the NYSE;

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Company and/or its Subsidiaries and the Offeror and/or its Subsidiaries which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Shares (or the shares of any successor to the Company); including transactions (which may include amendments to the articles of the Company) to provide, among other things, that notwithstanding anything to the contrary contained in the Company’s articles, Shares can be redeemed in the discretion of the Company or mandatorily transferred to the Offeror in the discretion of the Company or the Offeror, in each case for the Offer Consideration;

“Subsidiaries” has the meaning set forth in the Securities Act;

“Syncrude Management Committee” means the management committee of the Syncrude Project, as such may be constituted from time to time;

6.	Amendment of Minimum Tender Condition

The Offeror has varied the Offer by amending the Minimum Tender Condition in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer” to lower it from more than 66 2⁄3% to at least 51% of the outstanding Shares (calculated on a fully-diluted basis) being validly tendered under the Offer and not withdrawn and each of the Offer Documents are hereby amended to reflect the foregoing. In addition, all references to “more than 66 2⁄3%” in reference to the Minimum Tender Condition in the Offer Documents are deleted and replaced by “at least 51%”.

As a result of the amendment of the Minimum Tender Condition, the U.S. federal income tax consequences of the Offer may have changed. See Section 8 of this Notice of Variation and Change, “Amendments to Information Concerning Certain United States Federal Income Tax Considerations”.

7.	Support Agreement

As noted above, on January 17, 2016, the Offeror and the Company entered into the Support Agreement. In connection with the terms thereof, the Offeror has amended certain terms and conditions of the Offer. See Section 1, “Increase to the Offer Consideration”, Section 4, “Time of Acceptance – Extension of the Offer”, Section 5, “Revised Conditions of the Offer” and Section 6, “Amendment of Minimum Tender Condition”, in each case, of this Notice of Variation and Change.

Summary of the Support Agreement

The following is a summary of certain material terms of the Support Agreement. This summary has been included to provide Shareholders with factual information respecting the terms of the Support Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which was filed with the applicable Securities Regulatory Authorities on January 19, 2016 under the Company’s SEDAR profile at www.sedar.com. Readers are urged to consult the full text of the Support Agreement for further information.

Factual disclosures about the Company and the Offeror contained in this Notice of Variation and Change or in the Company’s or the Offeror’s public reports filed with Securities Regulators may supplement, update or modify the factual disclosures about the Company and/or the Offeror contained in the Support Agreement. The representations, warranties and covenants made in the Support Agreement by the Company and the Offeror were made solely to the parties to, and solely for the purposes of, the Support Agreement and as of specific dates and were qualified and subject to important limitations agreed to by the Company and the Offeror in connection with negotiating the terms of the Support Agreement. In particular, in reviewing the representations and warranties contained in the Support Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Support Agreement may have the right not to consummate or support the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Support Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with Securities Regulators and in some cases were qualified by the matters contained in the disclosure letter that the Company delivered in connection with the Support Agreement, which disclosures were not reflected in the Support Agreement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement. Shareholders and other investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, the Offeror or any of their respective Subsidiaries or affiliates.

For the purposes of the following summary in this Section 7, “Support Agreement” all capitalized terms used but not otherwise defined shall have the meanings ascribed to such terms in the Support Agreement.

The Offer

The Offeror agreed to vary the terms of the Offer to: (a) increase the Offer Consideration from 0.25 of an Offeror Common Share per Share to 0.28 of an Offeror Common Share per Share; (b) to replace the conditions to the Original Offer set forth in Section 4 of the Offer, “Conditions of the Offer” with the conditions to the Offer contained in the Support Agreement and set forth in Section 5 of this Notice of Variation and Change, “Revised Conditions of the Offer”; (c) to extend the Expiry Time of the Offer to 4:00 p.m. (Calgary time) on February 5, 2016; and (d) to remove the requirement of the Offeror to provide the Mandatory Extension Period pursuant to the Offer, such removal only to be effective concurrently with the waiver or suspension of the operation of the Shareholder Rights Plan and the New Shareholder Rights Plan in respect of the Offer and provided that the Offeror has provided written notice to the Company that more than 90% of the Shares (on a fully-diluted basis) have been tendered to the Offer on or prior to February 2, 2016.

Approval and Cooperation

The Support Agreement states that the board of directors of the Company (the “Company Board”), after consulting with their financial advisor and legal counsel, have: (a) determined that the Offer is in the best interests of the Company; (b) determined that the consideration under the Offer is financially fair to the Shareholders; (c) approved the Support Agreement; and (d) resolved to recommend that the Shareholders accept the Offer. In addition, the Company agreed to cooperate in all commercially reasonable respects with the Offeror, including without limitation, taking all steps and doing all such acts and things, and causing its Subsidiaries to take all steps and do all such acts and things, if applicable, as may be reasonably requested by the Offeror, in the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction.

Modification or Waiver of Terms of the Offer

The Support Agreement provides that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided, however, that the Offeror shall not, without the prior written consent of the Company: (a) waive or amend the Minimum Tender Condition or Independent Shareholder Tender Condition to a level below more than 50% of the outstanding Shares (on a fully diluted basis); (b) except as contemplated by Section 1.1(a)(iv) of the Support Agreement, waive the Mandatory Extension Period; (c) decrease the consideration per Share or change the form of consideration payable under the Offer (other than to add additional consideration); (d) decrease the number of Shares in respect of which the Offer is made; or (e) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders (it being understood that a waiver, in whole or in part, of any condition of the Offer and any extension of the Expiry Time in accordance with the Support Agreement shall not be considered adverse to the Shareholders).

Non-Solicitation Covenant of the Company

Under the terms of the Support Agreement, the Company has agreed that, except as otherwise provided in the Support Agreement, it shall not directly or indirectly: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal; (iii) withdraw, modify or qualify (or propose to do so) in a manner adverse to the Offeror, the approval or recommendation of the Company Board or any committee thereof of the Offer or the Support Agreement, as contemplated in the Support Agreement; (iv) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal; or (v) accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Company completes the transactions contemplated in the Support Agreement or any other transaction with the Offeror or any of its affiliates agreed to prior to any termination of the Support Agreement, whether formal or informal.

The Company has also agreed that it shall immediately terminate any existing discussions or negotiations with any Person (other than the Offeror) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by the Company and that it shall not amend, modify or waive any of the standstill (or similar) provisions of the confidentiality agreements entered into by the Company with other Persons relating to a potential Acquisition Proposal and it shall enforce all such standstill (or similar) provisions.

Under the terms of the Support Agreement, the Company is obligated: (i) as soon as practicable and in any event within 24 hours following receipt thereof to notify the Offeror, at first orally and then in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to the Company or for access to properties, books and records or a list of the securityholders of the Company or any amendments to the foregoing; and (ii) to keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and to respond promptly to all inquiries by the Offeror with respect thereto.

The Support Agreement provides that if, after the date of the Support Agreement, the Company receives a request for material non-public information in relation to a potential Acquisition Proposal which constitutes a bona fide Acquisition Proposal (that was not solicited, assisted, initiated, encouraged or facilitated after the date hereof in contravention of the Support Agreement), and (i) the Company Board determines in good faith after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the Person making such Acquisition Proposal with access to such information regarding the Company would be inconsistent with the fiduciary duties of the Company Board, then, and only then, the Company may provide such person with access to information regarding the Company, subject to the execution of a confidentiality agreement which is in customary form and which does not violate the Support Agreement, provided however that the Company sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and is provided forthwith with access to similar information to which such Person was provided.

The Support Agreement defines “Acquisition Proposal” to mean any inquiry or the making of any proposal, whether or not in writing, to the Company or Shareholders from any Person, other than the Offeror, or group of Persons “acting jointly or in concert” (within the meaning of MI 62-104) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for such shares or interests) in the Company or any Subsidiary of the Company that, when taken together with the securities of the Company held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of the voting securities of the Company or any Subsidiary of the Company or rights or interests therein and thereto;

(b)

any direct or indirect acquisition of a substantial amount of assets (or any lease, joint venture, acquisition of royalty interest, production, forward sale or prepayment, development agreement, long-term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of the Company and its Subsidiaries, taken as a whole;

(c)	an amalgamation, arrangement, merger, or consolidation involving the Company or any of its Subsidiaries; or

(d)	any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving the Company or any of its Subsidiaries;

except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “100% of the voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”.

The Support Agreement defines “Superior Proposal” to mean an unsolicited written bona fide Acquisition Proposal that:

(a)

is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated, to the satisfaction of the Company Board, acting in good faith (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained (as evidenced by a written financing commitment from one or more reputable financial institutions) to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

(b)

the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) is capable of being completed in accordance with its terms without undue conditionality or delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)

did not result or involve a breach of Section 4.1 or 4.2 of the Support Agreement or any other agreement between the Company and the third party making such Acquisition Proposal and that complies with all applicable Laws;

(d)	is not subject to any due diligence or access condition; and

(e)

in respect of which the Company Board has determined in good faith (after the receipt of advice from its outside legal counsel in respect of (i) below and its financial advisor(s) in respect to (ii) below, in each case as reflected in the minutes of the Company Board), that (i) failure to recommend such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws, and (ii) such Acquisition Proposal, if consummated in accordance with its terms, would result in a transaction more favourable to the Shareholders, from a financial point of view, than the Offer (including, in each case, after taking into account any modifications to the Support Agreement).

Right to Match

Pursuant to the terms of the Support Agreement, the Company has agreed that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 4.1(d) of the Support Agreement) or withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve the Acquisition Proposal, unless: (i) the Company Board determines that the Acquisition Proposal constitutes a Superior Proposal; (ii) the Company has complied with its obligations under all other provisions of Article 4 of the Support Agreement and has provided the Offeror with a copy of the Acquisition Proposal; (iii) a period (the “Response Period”) of five Business Days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the Company Board that the Company Board determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal, and (B) the date the Offeror received a copy of such Acquisition Proposal; (iv) after the Response Period, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and (v) the Company concurrently terminates the Support Agreement and has paid or concurrently pays to the Offeror the Termination Payment (as defined below).

During the Response Period, the Offeror has the right, but not the obligation, to offer to amend in writing the terms of the Support Agreement and the Offer. The Company has agreed that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of the Support Agreement and the Offer. The Company Board will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties, and upon the advice of its financial advisors, whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as proposed by the Offeror to be amended. If the Company Board does not so determine, the Company Board will cause the Company to enter into an amendment to the Support Agreement reflecting the proposal by the Offeror to amend the terms of the Offer and upon the execution by the Company and the Offeror of such amendment, the Company will reaffirm its recommendation of the Offer, as so amended. If the Company Board does so determine, the Company may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal, subject to the terms of and compliance with the Support Agreement. Each successive amendment to any Acquisition Proposal (including any Superior Proposal) that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders shall constitute a new Acquisition Proposal (or a new Superior Proposal, where applicable) for the purposes of the Support Agreement and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Expiry Date: (a) by mutual written consent of the Offeror and the Company; (b) by the Offeror (i) prior to the mailing of the COS Notice of Change if any condition contained in Section 1.2 of the Support Agreement is not satisfied or waived by the Offeror at or before mailing the COS Notice of Change (after giving effect to any applicable cure periods), or (ii) at the Expiry Time if any condition set out in Schedule A to the Support Agreement has not been satisfied or waived by the Offeror at the Expiry Time; (c) by the Company if (i) Suncor does not mail this Notice of Variation and Change by 11:59 p.m. (Calgary time) on January 29, 2016 (the “Latest Mailing Time”) (provided that the Company has complied with its covenants and obligations in the Support Agreement), or (ii) the Offer has been terminated or withdrawn by the Offeror or if the Offer, including any amendments or extensions thereto, expires pursuant to its terms without the Shares being taken up thereunder; (d) by either the Offeror or the Company, if the time at which Suncor first takes up Shares deposited to the Offer (the “Initial Take-up Time”) shall not have occurred on or prior to the Outside Date, except that the right to terminate the Support Agreement pursuant to this clause (d) shall not be available to any party whose failure to fulfill any of its covenants or obligations in the Support Agreement has been the cause of, or resulted in, the failure of the Initial Take-up Time to occur by such date; (e) by the Company if the Offeror shall not have performed in all material respects any material covenant to be performed by the Offeror under the Support Agreement, or if any representation or warranty of the Offeror shall have been or become untrue, in either case if such non-performance or untruth is not cured by Suncor within five Business Days after receipt by the

Offeror of written notice thereof from the Company, and then only to the extent that the non-performance of the covenant, following such cure period, shall have a Material Adverse Effect on the Offeror or the non-performance of the covenant or the failure of such representation or warranty to be true and correct, following such cure period, prevents the Offeror from consummating the transactions contemplated by the Support Agreement; (f) by the Offeror upon the occurrence of a Suncor Damages Event (as defined below); (g) by the Company by written notice to the Offeror in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal, the whole in accordance with, and without any breach of, Section 4.1 and Section 4.2 of the Support Agreement, and only if the Company concurrently pays to the Offeror the Termination Payment; or (h) by the Offeror, upon the occurrence of an Expense Reimbursement Event (as defined below).

Suncor Damages Fee

If at any time after the execution of the Support Agreement:

(a)

the Company Board fails to recommend that the Shareholders accept the Offer or withdraws, amends, changes or qualifies, or resolves or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to the Offeror, any of its recommendations or determinations referred to in Section 1.3(b) of the Support Agreement except following a Material Adverse Change with respect to the Offeror;

(b)

the Company Board fails to publicly reaffirm any of its determinations or recommendations referred to in Section 1.3(b) of the Support Agreement or within 24 hours of any written request to do so by the Offeror (or, in the event that the Expiry Time is scheduled to occur within such 24 hour period, as soon as possible and in any event prior to the Expiry Time) except following a Material Adverse Change with respect to the Offeror;

(c)

the Offeror shall have terminated the Support Agreement as a result of the failure to satisfy the Minimum Tender Condition or Independent Shareholder Tender Condition following the public announcement or making of (or of an intention to propose) an Acquisition Proposal (or an amendment thereto) prior to the Expiry Time, and (either prior to or following termination of the Support Agreement) either (i) any Acquisition Proposal is consummated or effected, or (ii) the Company (or any Subsidiary thereof) enters into a definitive agreement relating to any Acquisition Proposal in either case within twelve months of the date the first Acquisition Proposal described in this paragraph (c) is publicly announced, offered or made;

(d)	the Company or the Company Board accepts, recommends, approves or enters into a definitive agreement to implement a Superior Proposal; or

(e)

the Company is in breach or non-compliance with: (i) any of its covenants or obligations in Section 4.1 or 4.2 of the Support Agreement, for which there shall be no cure period, or (ii) any of its covenants or obligations in Section 1.4 or 3.2(k) of the Support Agreement (except where failure to comply follows a Material Adverse Change with respect to the Offeror) or in Section 3.2(l) in respect of a material change in the capital structure of the Company that is adverse to the Company (including by declaring or paying a dividend) or implementation of a third party royalty arrangement, which breach or non-compliance individually or in the aggregate, in the case of this paragraph (e)(ii) only, gives rise to, or would result in, at such time, the failure of a condition in Section 1.2 or Schedule A of the Support Agreement, if such breach or non-compliance, in the case of this paragraph (e)(ii) only and where capable of being cured, is not cured by the Company by the earlier of (A) five Business Days after receipt by the Company of written notice thereof from the Offeror, and (B) the Expiry Time,

(each of the above being a “Suncor Damages Event”), then in the event of the termination of the Support Agreement by the Offeror as a result thereof, the Company shall pay to the Offeror, within one Business Day of the first to occur of the foregoing, a fee in the amount of $130 million (the “Termination Payment”) as liquidated damages in immediately available funds to an account designated by the Offeror, and after such event but prior to payment of such amount, the Company shall be deemed to hold such funds in trust for the Offeror, provided that in the case of a Suncor Damages Event pursuant to paragraph (d) above, such payment shall be made by the Company to the Offeror concurrently with the acceptance, recommending, approval or entering into of the Superior Proposal by the Company.

If the Company is in breach or non-compliance with its covenants to use its reasonable commercial efforts such that its directors and officers will not take, or cause to be taken, any action which is inconsistent with the Support Agreement or any covenant or obligation of the Company contained in the Support Agreement or which would render or may reasonably be expected to render any representation or warranty made by it in the Support Agreement untrue prior to the Expiry Time or which would reasonably be expected to materially impede the consummation of the transactions contemplated by the Support Agreement or prevent or delay the consummation of the transactions contemplated by the Support Agreement, in each case, except as expressly permitted by the Support Agreement (an “Expense Reimbursement Event”) then, in the event of the termination of the Support Agreement by the Offeror as a result thereof, the Company is obligated to pay to the Offeror, within one Business Day, a fee in the amount of $20,000,000 as liquidated damages in immediately available funds to an account designated by the Offeror.

8.	Amendments to Information Concerning Certain United States Federal Income Tax Considerations

In connection with the amendment of the Minimum Tender Condition, the U.S. federal income tax consequences of accepting the Offer have changed.

The information provided under the heading “Frequently Asked Questions – What are the U.S. federal income tax consequences of accepting the Offer?” in the Offer and Circular is deleted and replaced by the following:

The receipt of Offeror Common Shares in exchange for Shares pursuant to the Offer may be a taxable transaction for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder who receives Offeror Common Shares in exchange for Shares pursuant to the Offer will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to the fair market value of Offeror Common Shares to which such U.S. Holder is entitled under the Offer) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

The information provided in the Summary section of the Offer and Circular under the heading “Certain United States Federal Income Tax Considerations” is deleted and replaced by the following:

The receipt of Offeror Common Shares in exchange for Shares pursuant to the Offer may be a taxable transaction for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder who receives Offeror Common Shares in exchange for Shares pursuant to the Offer will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to the fair market value of Offeror Common Shares to which such U.S. Holder is entitled under the Offer) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

The disclosure provided in the Summary section of the Offer and Circular and in Section 4 of the Circular, “Reasons to Accept the Offer”, in each case, under the heading “Designed to Allow Canadian and U.S. Shareholders to Defer Recognition of Capital Gains and Losses”, and, in each case the heading “Designed to Allow Canadian and U.S. Shareholders to Defer Recognition of Capital Gains and Losses” itself, is hereby deleted and replaced by the following:

Designed to Allow Canadian Shareholders to Defer Recognition of Capital Gains and Losses

For Canadian tax purposes, Canadian resident Shareholders who hold their Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the disposition of their Shares. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

For U.S. tax purposes, a U.S. Holder who receives Offeror Common Shares in exchange for Shares pursuant to the Offer may recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares. See Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Section 19 of the Circular, “Certain United States Federal Income Tax Considerations” is deleted and replaced by the following:

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to Shareholders of their participation in the Offer and of ownership of Offeror Common Shares. This summary is based on certain assumptions with respect to the Company and the execution of the Offer. This discussion only addresses “U.S. Holders” (as defined below) that hold their Shares and Offeror Common Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment). This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances or to certain types of holders subject to special treatment under U.S. federal income tax Laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Shares or Offeror Common Shares as part of a hedging, integrated, conversion, wash sale or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired Shares in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens). Furthermore, this discussion does not address the tax consequences to U.S. Holders that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of the Company or U.S. Holders that following the Offer will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of the Offeror. In addition, this discussion does not consider the effect of the U.S. federal alternative minimum tax or any foreign, U.S. state, U.S. local or other tax Laws, or any other U.S. federal tax considerations (e.g., estate or gift tax) apart from the U.S. federal income tax considerations, that may be applicable to particular holders. This discussion is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder and the Canada-U.S. Tax Treaty, in each case, as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

EACH SHAREHOLDER IS URGED TO CONSULT ITS U.S. TAX ADVISORS REGARDING THE POTENTIAL U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER AND OWNERSHIP OF OFFEROR COMMON SHARES, IN LIGHT OF SUCH SHAREHOLDER’S INDIVIDUAL CIRCUMSTANCES, AS WELL AS THE CONSEQUENCES OF THE TAX LAWS OF ANY FOREIGN, STATE OR LOCAL TAXING JURISDICTION.

As used herein, a “U.S. Holder” means a beneficial owner of Shares or Offeror Common Shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the Laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership holds Shares or Offeror Common Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Shares or Offeror Common Shares that are partnerships (and partners in such partnerships) are urged to consult their own U.S. tax advisors as to the consequences of the partnership participating in the Offer.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer

Tax consequences for U.S. Holders

The receipt of Offeror Common Shares in exchange for Shares pursuant to the Offer may be a taxable transaction for U.S. federal income tax purposes. If the Offer is so treated, subject to the PFIC rules discussed below, a U.S. Holder who receives Offeror Common Shares in exchange for Shares pursuant to the Offer will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to the fair market value of Offeror Common Shares to which such U.S. Holder is entitled under the Offer) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares. Such capital gain will generally be long term capital gain, on which a non-corporate U.S. Holder is generally taxed at preferential rates, if the Shares were held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. There can be no assurance that the Offer will be treated as described above and Shareholders should consult their own U.S. tax advisors regarding the U.S. federal income tax treatment of the Offer.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the Medicare tax to income and gains recognized in respect of the Offer.

PFIC Rules

Certain adverse consequences could apply to a U.S. Holder upon exchange of Shares pursuant to the Offer if the Company is or was treated as a PFIC for any taxable year during which the U.S. Holder holds or held Shares. In general, the Company would be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds or held Shares, after applying certain look through rules, either (a) at least 75% of the gross income of the Company for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of the Company’s gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes interest, dividends, rents, annuities, royalties and certain gains.

The Offeror has not undertaken to ascertain whether the Company is treated as a PFIC. On February 24, 2015, in a publicly filed document, the Company indicated, that, as of that date, it believed that it is reasonable to take the position that it is not a PFIC. Nevertheless, the determination of PFIC status is fundamentally factual in nature and depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Consequently, no assurance can be provided that the Company is not and has not been classified as a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Shares, the PFIC rules may cause U.S. Holders to be subject to adverse tax consequences on the exchange of Shares for Offeror Common Shares and additional filing requirements. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of PFIC rules to their participation in the Offer.

Information Reporting and Backup Withholding

Information reporting requirements may apply with respect to a holder that participates in the Offer. A U.S. Holder may also be subject to backup withholding at a current rate of 28% with respect to the proceeds of participating in the Offer unless the holder (1) comes within certain exempt categories and demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Related to Ownership of Offeror Common Shares

Distributions on Offeror Common Shares

Under the U.S. federal income tax Laws, and subject to the PFIC rules discussed below, the gross amount of any dividend the Offeror pays to a U.S. Holder out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends that constitute qualified dividend income will be taxable to a noncorporate U.S. Holder at the preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the Offeror Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends the Offeror pays with respect to Offeror Common Shares generally will be qualified dividend income.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Offeror Common Shares and thereafter as capital gain. However, the Offeror does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions the Offeror makes as dividends.

Subject to certain limitations, the Canadian tax withheld in accordance with the Canada-U.S. Tax Treaty and paid over to Canada will be creditable or deductible against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian Law or under the Canada-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Sale or Other Disposition of Offeror Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes Offeror Common Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and such holder’s tax basis, determined in U.S. dollars, in the Offeror Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Offeror Common Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Offeror Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the Medicare tax to income and gains in respect of their investment in the Offeror Common Shares.

PFIC Rules

The Offeror believes that Offeror Common Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, the Offeror will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds Offeror Common Shares, after applying certain look through rules, either (i) at least 75% of the gross income of the Offeror for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of the Offeror’s assets is attributable to assets that produce or are held for the production of passive income.

If the Offeror were to be treated as a PFIC, unless a holder of Offeror Common Shares elects to be taxed annually on a mark-to-market basis with respect to the Offeror Common Shares, gain realized on the sale or other disposition of Offeror Common Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holding period for the Offeror Common Shares and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Offeror Common Shares will be treated as stock in a PFIC if the Offeror were a PFIC at any time during a holder’s holding period in the Offeror Common Shares. Dividends received from the Offeror will not be eligible for the special tax rates applicable to qualified dividend income if the Offeror is a PFIC (or is treated as a PFIC with respect to a holder of Offeror Common Shares) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their U.S. tax advisors regarding the application of this reporting requirement to their ownership of Offeror Common Shares.

Backup Withholding and Information Reporting

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of Offeror Common Shares effected at a U.S. office of a broker. Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on such holder’s federal income tax returns.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

9.	Amendments to Risk Factors

The following information is supplemental to and provides an update to Section 24 of the Circular, “Risk Factors”. This update is provided primarily to highlight certain risks associated with the amendment to the Minimum Tender Condition.

Shareholders should carefully consider the following risk factors related to the Offer and the Offeror, which are largely a restatement of certain risk factors contained in the Offer and Circular. These risk factors have been restated to emphasize the increased prominence of such risks to Shareholders whose Shares are not tendered to and taken up under the Offer, assuming the Offeror otherwise completes the Offer, as a result of the lowering by Suncor of the Minimum Tender Condition. As stated in the Offer and Circular, the purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares, which it intends to accomplish after taking up and paying for Shares tendered to the Offer (including during the Mandatory Extension Period or any additional extensions of the Offer that the Offeror may make) by either completing a Compulsory Acquisition or attempting to complete a Subsequent Acquisition Transaction to acquire Shares not tendered to the Offer. However, the Offeror may not be able to acquire Shares not tendered to the Offer in a timely manner, or at all, and these risks are increased by the fact that the Offeror has lowered the Minimum Tender Condition and, as a result, the Offeror may be required to take up and pay for a number of Shares that is less than the amount needed to ensure the successful completion of a Subsequent Acquisition Transaction. In the event that the Offeror takes up and pays for Shares deposited to the Offer and is not able to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including following the Mandatory Extension Period or any additional extensions of the Offer, Shares that are not tendered to the Offer may remain outstanding and held by holders, other than the Offeror, indefinitely.

These risk factors should be read together with the other risk factors related to the Offer and the Offeror as contained in the Offer and Circular as well as those risks related to the Offeror set out in the documents incorporated by reference in the Offer and Circular. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

If the Offer is completed, the market for Shares may be adversely affected, Shares may be delisted and the Company may cease to be a reporting issuer.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition; however, the Offeror may not be able to complete such a Subsequent Acquisition Transaction or Compulsory Acquisition quickly or at all. The purchase of any Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders participating in the Offer and the number of Shares deposited by such Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of the Shares under the Offer, the Offeror may also be able to cause the Company to limit or eliminate any public reporting obligations of the Company under applicable Securities Laws in any province of Canada or any other jurisdiction in which applicable requirements have been met. In addition, the rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Shares from the TSX or the Shares could otherwise be delisted from the TSX by the Offeror. Although it is possible that the Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. The extent of the public market for the Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time and the interest in maintaining a market in the Shares on the part of securities firms. In the event that the Offeror is not able to complete a Subsequent Acquisition Transaction or Compulsory Acquisition, Shares that are not tendered to the Offer may remain outstanding indefinitely in the hands of Shareholders other than the Offeror and it may be difficult for Shareholders to trade, or otherwise ascertain the value of, such Shares given the above-noted factors. In addition, while the Offeror may, in the future, offer to purchase such Shares in compliance with applicable Laws, it is under no obligation, and there can be no assurances that it will attempt, to do so.

If the Shares are delisted and the Company ceases to be a “public corporation” for the purposes of the Tax Act, Shares cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, registered education savings plans, registered disability savings plans and deferred profit sharing plans. Delisting can also have adverse tax consequences to Non-Resident Holders, as described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

After consummation of the Offer, the Offeror’s interest could differ from those of the remaining minority Shareholders, and the Company’s dividend may be reduced or eliminated.

After the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a Compulsory Acquisition, to integrate the Company and the Offeror by a Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to the Company may differ from, and conflict with, those of any remaining minority Shareholders.

In addition, in the event that the Offeror is not able to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, Shares that are not tendered to the Offer may remain outstanding with holders other than the Offeror indefinitely and such Shareholders will be minority shareholders in the Company, with the Offeror holding a majority of the Shares. In this context, the Offeror will have voting rights such that it is able to elect all of the Company’s directors and approve certain other actions in respect of the Company. The Offeror’s interests with respect to the Company may differ from, and conflict with, those of any remaining minority Shareholders, including in respect of the declaration or payment of any dividends or any other distributions to Shareholders. There can be no assurance that if the Offeror gains control of the Company that any future dividend payments will be made by the Company. In the Support Agreement, subject to the terms thereof, the Company has agreed not to pay any further dividends until the Offeror acquires control of the Company Board. Any payment of dividends after such time will be at the sole discretion of the Company Board, as it exists at such time.

Change of control provisions in the Company’s agreements triggered upon the acquisition of the Company may lead to adverse consequences.

The Company may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Shares representing a majority of the voting rights of the Company. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect the Company’s results of operations and financial condition (which may disproportionately affect minority Shareholders whose Shares are not taken up pursuant to the Offer in the event the Offeror is not able to complete a Compulsory Acquisition or Subsequent Acquisition Transaction) or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis.

The acquisition of all of the outstanding Shares might not be completed successfully without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory

Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to attempt to acquire all of the issued and outstanding Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such Dissenting Offerees for their Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity. This risk is increased with the lowering of the Minimum Tender Condition, as more Shares may be held by Shareholders other than the Offeror following successful completion of the Offer and, therefore, more Shareholders may exercise dissent rights.

The income tax treatment of a Subsequent Acquisition Transaction will depend on the exact manner in which the transaction is carried out. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined; however, the income tax consequences to a Shareholder under a Subsequent Acquisition Transaction may differ from the tax consequences to a Shareholder under the Offer.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of the Company and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2⁄3% of the Shares, the risk of which has increased with the lowering of the Minimum Tender Condition, and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate the Company into its business. There can be no assurance that the operational or other synergies that the Offeror anticipates to realize in the combined entity will be ultimately realized, or that the integration of the two companies’ operations will be timely or effectively accomplished, or will ultimately result in cost reductions.

10.	Updated Unaudited Pro Forma Consolidated Financial Statements and Consolidated Capitalization

The unaudited pro forma consolidated financial statements set forth in Appendix A to the Original Offer and Circular and in Appendix A to the First Notice of Variation are hereby deleted and replaced by the unaudited pro forma consolidated financial statements set forth in Appendix A hereto which provides an updated unaudited pro forma consolidated balance sheet of the Offeror as at September 30, 2015 and updated unaudited pro forma consolidated statements of net earnings (loss) of the Offeror for the nine month period ended September 30, 2015 and the year ended December 31, 2014, giving effect to the proposed acquisition of all outstanding Shares under the Offer, as amended by this Notice of Variation and Change. In connection with these amendments, Section 27 of the Original Circular, “Unaudited Consolidated Pro Forma Financial Statements” is hereby also deleted.

Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

In addition, the disclosure contained in Section 10 of the Original Circular, “Certain Information Concerning the Offeror – Consolidated Capitalization” and Section 5 of the First Notice of Variation, “Third Quarter Results and Updated Pro Forma Consolidated Financial Statements and Consolidated Capitalization” is hereby deleted and replaced with the following:

The following table sets forth the consolidated capitalization of the Offeror based on its unaudited consolidated financial statements as at September 30, 2015 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Shares under the Offer. The financial information set out below should be read in conjunction with the Offeror’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 which are incorporated by reference herein, as well as the unaudited pro forma consolidated balance sheet of the Offeror as at September 30, 2015 and the unaudited pro forma consolidated statement of net earnings (loss) of the Offeror for the nine month period ended September 30, 2015, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to the Offeror’s share and loan capital since September 30, 2015.

September 30, 2015
	Actual	As adjusted
(unaudited) (in $ millions)
Short-term debt	750	750
Current portion of long-term debt	69	69
Long-term debt	14 141	16 807

Total debt	14 960	17 626

Share capital	19 426	23 662
Contributed surplus	630	630
Accumulated other comprehensive income	1 134	1 134
Retained earnings	19 958	19 905

Total shareholders’ equity	41 148	45 331

Capitalization	56 108	62 957

11.	Manner of Acceptance

Shares may be deposited under the Offer in accordance with the provisions under Section 3 of the Offer, “Manner of Acceptance”. Shareholders should tender their Shares to the Offer, as hereby amended, by using the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, which were also filed on October 5, 2015 under the Company’s SEDAR profile at www.sedar.com. All Shareholders who tender their Shares to the Offer will receive the increased consideration per Share, including those Shareholders who have already validly deposited their Shares under the Offer and not withdrawn such deposit. Shareholders who have already tendered their Shares to the Offer do not need to do anything further to receive the increased Offer Consideration.

12.	Take Up and Payment for Deposited Shares

In accordance with the terms of the Support Agreement, provided all of the conditions to the Offer are satisfied or waived, the Offeror shall take up and pay for all Shares tendered under the Offer as soon as reasonably possible and in any event not later than three Business Days following the time at which the Offeror becomes entitled to take up such Shares under the Offer pursuant to applicable Laws. In all other respects, the Offeror will take up and pay for Shares validly deposited under the Offer and not withdrawn as set forth under Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

13.	Right to Withdraw Deposited Shares

Applicable Securities Laws provide that Shareholders may withdraw Shares tendered in acceptance of the Offer at any time before the expiration of the date that is ten days from the date of this Notice of Variation and Change, being 11:59 p.m. (Vancouver time) on February 1, 2016. Accordingly, provided that all of the conditions to the Offer have been satisfied, the Offeror may take up and pay for any Shares tendered in acceptance of the Offer commencing at any time following the expiry of these withdrawal rights. Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described under Section 9 of the Offer, “Right to Withdraw Deposited Shares”.

14.	Amendments and Variations to Offer Documents

The Offer Documents shall be read together with this Notice of Variation and Change in order to give effect to the amendments and variations to the Offer Documents set forth herein.

15.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

16.	Additional Documents Filed with the SEC as Part of the Registration Statement

In connection with the increase to the Offer Consideration described in this Notice of Variation and Change, a new registration statement (the “Registration Statement”) under the U.S. Securities Act, covering the additional Offeror Common Shares to be offered to Shareholders that are residents of the United States, has been filed with the SEC on Form F-80. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following additional documents have been filed with the SEC in connection with this Notice of Variation and Change as part of such Registration Statement: (a) the Support Agreement and (b) updated consents of Blake, Cassels & Graydon LLP, GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited and PricewaterhouseCoopers LLP.

17.	Directors’ Approval

The contents of this Notice of Variation and Change have been approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Shares. The unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Offeror incorporated by reference in the Offer and Circular. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on September 30, 2015. The unaudited pro forma consolidated statements of net earnings (loss) for the nine month period ended September 30, 2015 and the year ended December 31, 2014 give effect to the Offer as if it had occurred on January 1, 2014. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from the unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on the unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Suncor Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the nine months ended September 30, 2015

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Revenues and Other Income
Operating revenues, net of royalties	22 709	1 831	(68)		—	24 472
Crown royalties	—	(68)	68		—	—
Other income	378	—	—			378

	23 087	1 763	—		—	24 850

Expenses
Purchases of crude oil and products	8 917	—	237		—	9 154
Crude oil purchases and transportation	—	287	(287)		—	—
Operating, selling and general	6 384	1 037	100		—	7 521
Development	—	73	(73)		—	—
Administration	—	18	(18)		—	—
Transportation	807	—	50		—	857
Insurance	—	9	(9)		—	—
Depreciation, depletion, amortization and impairment	3 971	379	—	4a	12	4 362
Exploration	411	—	—		—	411
Gain on disposal of assets	(105)	—	—		—	(105)
Foreign exchange loss	—	262	(262)		—	—
Financing expenses	2 061	100	262	4b	(9)	2 414

	22 446	2 165	—		3	24 614

Earnings (Loss) before Income Taxes	641	(402)	—		(3)	236

Income Taxes
Current	818	—	—		—	818
Deferred	(189)	86	—	4d	(1)	(104)

	629	86	—		(1)	714

Net Earnings (Loss)	12	(488)	—		(2)	(478)

Earnings (Loss) per share – Basic	0.01	(1.01)				(0.30)
Earnings (Loss) per share – Diluted	0.01	(1.01)				(0.30)

See accompanying notes to the unaudited pro forma consolidated financial statements.

Suncor Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the year ended December 31, 2014

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Revenues and Other Income
Operating revenues, net of royalties	39 862	3 912	(221)		—	43 553
Crown royalties	—	(221)	221		—	—
Other income	628	—	—		—	628

	40 490	3 691	—		—	44 181

Expenses
Purchases of crude oil and products	17 426	—	443		—	17 869
Crude oil purchases and transportation	—	493	(493)		—	—
Operating, selling and general	9 749	1 686	186	4c	53	11 674
Development	—	150	(150)		—	—
Administration	—	25	(25)		—	—
Transportation	879	—	50		—	929
Insurance	—	11	(11)		—	—
Depreciation, depletion, amortization and impairment	6 140	514	—	4a	18	6 672
Exploration	367	—	—		—	367
Gain on disposal of assets	(90)	—	—		—	(90)
Foreign exchange loss	—	134	(134)		—	—
Financing expenses	1 429	47	134	4b	(11)	1 599

	35 900	3 060	—		60	39 020

Earnings before Income Taxes	4 590	631	—		(60)	5 161

Income Taxes
Current	2 115	172	—		—	2 287
Deferred	(224)	(1)	—	4d	(16)	(241)

	1 891	171	—		(16)	2 046

Net Earnings (Loss)	2 699	460	—		(44)	3 115

Earnings per share – Basic	1.84	0.95		5		1.95
Earnings per share – Diluted	1.84	0.95		5		1.95

See accompanying notes to the unaudited pro forma consolidated financial statements.

Suncor Energy Inc.

Pro Forma Consolidated Balance Sheet

As at September 30, 2015

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Assets
Current assets
Cash and cash equivalents	5 409	123	—		—	5 532
Accounts receivable	4 101	61	—		—	4 162
Inventories	3 067	160	12		—	3 239
Income taxes receivable	493	26	—		—	519
Prepaids	—	12	(12)		—	—
Total current assets	13 070	382	—		—	13 452

Property, plant and equipment, net	61 194	9 376	—	3a	282	70 852
Exploration and evaluation	2 227	54		3b	548	2 829
Other assets	1 148	—	94			1 242
Goodwill and other intangible assets	3 079	—	—	3	0	3 079
Deferred income taxes	13	—			—	13
Reclamation trust	—	94	(94)		—	—
Total assets	80 731	9 906	—		830	91 467

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	750	—	—		—	750
Current portion of long-term debt	69	—	—		—	69
Accounts payable and accrued liabilities	5 365	443	—	3c	53	5 861
Current portion of provisions	765	—	19		—	784
Current portion of employee future benefits	—	19	(19)		—	—
Income taxes payable	1 201	—	—		—	1 201
Total current liabilities	8 150	462	—		53	8 665

Long-term debt	14 141	2 341	—	3d	325	16 807
Other long-term liabilities	1 782	8	398		—	2 188
Employee future benefits	—	398	(398)		—	—
Provisions	4 920	—	1 217	3e	(47)	6 090
Asset retirement obligations	—	1 217	(1 217)		—	—
Deferred income taxes	10 590	1 595	—	3f	201	12 386
Shareholders’ equity
– Share Capital	19 426	2 675	—		1 561	23 662
– Contributed Surplus	630	15	—		(15)	630
– Accumulated Other Comprehensive Income	1 134	1	—		(1)	1 134
– Retained earnings	19 958	1 194	—		(1 247)	19 905

Total liabilities and shareholders’ equity	80 731	9 906	—		830	91 467

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

1.	Description of the Business

Suncor Energy Inc. (“Suncor”) is an integrated energy company headquartered in Canada. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of Suncor comprise Suncor and its subsidiaries and Suncor’s interests in associates and joint arrangements.

The address of Suncor’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2.	Basis of Presentation

These pro forma consolidated financial statements have been prepared by management of Suncor for inclusion in the Notice of Variation and Change dated January 22, 2016 (the “Notice”) in respect of the Offer to Purchase and Take-Over Bid Circular of Suncor dated October 5, 2015, as amended by a Notice of Variation and Change dated November 12, 2015, a Notice of Extension dated December 3, 2015 and a Notice of Extension dated January 8, 2016 (collectively, the “Offer and Circular”). Management of Canadian Oil Sands Limited (“COS”) has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition of all of the issued and outstanding common shares of COS.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of Suncor, together with the notes thereto, as at and for the year ended December 31, 2014;
•	the unaudited interim financial statements of Suncor, together with the notes thereto, as at and for the nine months ended September 30, 2015;
•	the annual financial statements of COS, together with the notes thereto, as at and for the year ended December 31, 2014; and
•	the unaudited interim financial statements of COS, together with the notes thereto, as at and for the nine months ended September 30, 2015.

None of COS’ public reports or securities filings have been incorporated by reference into the Notice or the Offer and Circular or incorporated by reference into these pro forma financial statements and Suncor has not requested a consent to use the audit report in respect of COS’ annual financial statements as at and for the year ended December 31, 2014. As of the date of these pro forma consolidated financial statements, Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including its financial statements. COS has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all pro forma financial information regarding COS included herein has been derived, by necessity, from COS’ public reports and securities filings as of January 15, 2016. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a consistent basis with those disclosed in note 3 of Suncor’s audited annual consolidated financial statements as at and for the year ended December 31, 2014.

The Pro Forma Consolidated Balance Sheet as at September 30, 2015 gives effect to the transactions and assumptions described herein, as if they had occurred on September 30, 2015. The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2014 and the nine months ended September 30, 2015 give effect to the transactions and assumptions described herein as if they had occurred January 1, 2014.

These pro forma consolidated financial statements have been prepared using certain of Suncor’s and COS’ respective financial statements. In preparing these pro forma consolidated financial statements, management of Suncor has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

Suncor. Actual amounts recorded upon consummation of the transactions contemplated by the Offer and Circular will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

Certain reclassifications were made in respect of COS’ financial statement presentation to conform to Suncor’s financial statement presentation.

3.	Pro Forma Adjustments to the Consolidated Balance Sheet

The proposed acquisition of COS has been accounted for as a business combination using the acquisition method of accounting, whereby the assets acquired and the liabilities assumed are recorded at the estimated fair value on January 15, 2016.

The following table summarizes the estimated acquisition date fair value of the consideration paid and the preliminary allocation of the purchase price based on Suncor management’s estimates of fair values:

Estimated number of COS common shares outstanding (millions)	484.6
Share exchange ratio	0.28

Estimated number of Suncor common shares to be issued (millions)	135.7
Price of Suncor common shares ($ per common share)	31.22
Total estimated consideration(1)	4 236
($ millions)
Current assets	382
Property, plant and equipment	9 658
Exploration and evaluation assets	602
Other assets	94

Total assets	10 736
Current liabilities	462
Long-term debt	2 666
Accrued liabilities and other	407
Asset retirement obligations	1 169
Deferred income taxes	1 796

Total liabilities	6 500
Estimated fair value of net assets to be acquired	4 236
Estimated goodwill	nil

Note:

(1)

As at January 15, 2016, the estimated Offer consideration represented an implied purchase price of $8.74 per COS common share and associated right of COS, a premium of 41% to the closing price of the COS common shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and a premium of 17% to the closing price of the COS common shares on the TSX on January 15, 2016. The actual consideration may differ materially from this estimate based on the Suncor share price on the effective date of the proposed transaction.

(a)

The estimated fair value of property, plant and equipment is based on the present value of expected future cash flows. The cash flow forecast is based on a preliminary evaluation of Syncrude’s reserves as at December 31, 2015, which included assumptions regarding production volumes, operating costs, maintenance and capital expenditures and was updated to reflect the current business environment. Readers are cautioned that changes to the assumptions used could have a material impact on the net present value of the cash flow forecast.

(b)	The fair value assigned to exploration and evaluation assets was estimated for COS’ contingent resources based on management’s assumptions and comparable market transactions.

(c)	Accounts payable and accrued liabilities include $53 million of estimated transaction costs, including payments to COS executives, directors and employees.

(d)

The estimated fair value of long-term debt was adjusted to reflect market interest rates and credit-adjusted discount rates applicable to Suncor. In estimating the fair value of long-term debt acquired, it is assumed that the pricing of these instruments upon closing of the transaction will more closely reflect credit spreads of Suncor.

Notes to the Pro Forma Consolidated Financial Statements (Unaudited)

(e)

The estimated fair value of the decommissioning and restoration provision was adjusted to conform to Suncor’s inflation assumptions and credit-adjusted risk-free discount rate, whereas COS applied a risk-free discount rate to the provision.

(f)

Deferred income taxes were adjusted by applying an estimated combined federal and provincial statutory tax rate of 27.0% to the pro forma adjustments to the Pro Forma Consolidated Balance Sheet noted above.

4.	Pro Forma Adjustments to the Consolidated Statements of Net Earnings (Loss)

The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2014 and nine months ended September 30, 2015 have been adjusted to give effect to the consummation of the transactions contemplated by the Offer and Circular as if the acquisition of all of the issued and outstanding common shares and associated rights of COS had occurred on January 1, 2014.

(a)

Depreciation, depletion and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment. In addition, depletion expense was recalculated based on total proved reserves in accordance with Suncor’s accounting policy for acquired oil and gas properties.

(b)

Financing expenses have been adjusted to reflect the accretion associated with the reduced pro forma carrying value of decommissioning obligations. In addition, financing expenses have also been adjusted to reflect the amortization associated with the fair value adjustment of COS’ long-term debt.

(c)

Operating, selling and general expense includes transaction costs in respect of the Offer and Circular and payments to COS executives, directors and employees that are anticipated to be an expense of Suncor.

(d)	Deferred income taxes have been adjusted at tax rates of 25.0% to 27.0% to reflect the tax impacts of the adjustments noted above.

5.	Share Capital

Authorized

Suncor is authorized to issue an unlimited number of common shares and an unlimited number of senior or junior preferred shares.

Issued and outstanding

The following table summarizes pro forma common shares of Suncor issued and outstanding:

	Nine months ended September 30, 2015	Year ended December 31, 2014
(millions)
Actual weighted average number of Suncor shares outstanding	1 445	1 462
Assumed number of Suncor shares to be issued on the acquisition of COS	136	136

Pro forma weighted average shares outstanding – basic	1 581	1 598

Effect of dilutive stock options	—	—

Pro forma weighted average shares outstanding – diluted	1 581	1 598

Pro forma net earnings (loss) ($ millions)	(478)	3 115
Pro forma basic net earnings (loss) per share (dollars)	(0.30)	1.95
Pro forma dilutive net earnings (loss) per share (dollars)	(0.30)	1.95

The Information Agent for the Offer is:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attn: Corporate Actions

By Registered Mail, Hand or by Courier

Calgary	Toronto
600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attn: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attn: Corporation Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

Facsimile: 1-905-771-4082

Email: corporateactions@computershare.com

The Dealer Managers for the Offer are:

J.P. MORGAN SECURITIES CANADA INC. Toll Free in North America: 1-888-270-2178 Outside of North America: 1-403-532-2134	CIBC WORLD MARKETS INC. Toll Free in North America: 1-844-670-8949 Outside of North America: 1-416-956-3001

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 124 of the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. Each of the aforementioned individuals are entitled to the indemnification provided above from a corporation as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, a corporation may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the corporation, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the corporation’s request.

In accordance with the CBCA, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and the heirs and legal representatives of such a person, to the extent permitted under the CBCA. The Registrant also has agreements with each director and officer to provide indemnification to the extent permitted under the CBCA.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the CBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Letter of Transmittal, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.1 to the Initial Registration Statement).

1.2	Notice of Guaranteed Delivery, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.2 to the Initial Registration Statement).

1.3	Letter to Shareholders, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.3 to the Initial Registration Statement).

1.4	Press release, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.4 to the Initial Registration Statement).

2.1	Support Agreement, dated January 17, 2016, between Suncor Energy Inc. and Canadian Oil Sands Limited.

3.1	Audited consolidated financial statements for the year ended December 31, 2014, dated February 24, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 40-F filed with the Commission on February 27, 2015 (the “Form 40-F”)).

3.2	Management’s discussion and analysis for the year ended December 31, 2014, dated February 26, 2015 (incorporated herein by reference to Exhibit 99.2 to the Form 40-F).

3.3	Annual information form dated February 26, 2015 for the year ended December 31, 2014 (incorporated herein by reference to the Form 40-F).

3.4	Management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Registrant’s shareholders held on April 30, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K filed with the Commission on February 27, 2015).

3.5	Unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 (incorporated herein by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on July 30, 2015 (the “June 30 Form 6-K”)).

3.6	Management’s discussion and analysis for the three and six month periods ended June 30, 2015, dated July 29, 2015 (incorporated herein by reference to Exhibit 99.2 to the June 30 Form 6-K).

3.7	Unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 (incorporated herein by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on October 29, 2015 (the “September 30 Form 6-K”)).

3.8	Management’s discussion and analysis for the three and nine month periods ended September 30, 2015, dated October 28, 2015 (incorporated herein by reference to Exhibit 99.2 to the September 30 Form 6-K).

4.1	Consent of GLJ Petroleum Consultants Ltd.

4.2	Consent of Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited.

4.3	Consent of PricewaterhouseCoopers LLP.

4.4	Consent of Blake, Cassels & Graydon LLP.

5.1	Powers of Attorney for Steven W. Williams, Alister Cowan, James W. Simpson, Mel E. Benson, Jacynthe Côté, W. Douglas Ford, John D. Gass, John R. Huff, Maureen McCaw, Michael W. O’Brien, Eira M. Thomas and Michael M. Wilson (incorporated herein by reference to the signature page of the Initial Registration Statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Province of Alberta, country of Canada, on this 22nd day of January, 2016.

SUNCOR ENERGY INC.

By:	/s/ Alister Cowan
Alister Cowan
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steven W. Williams Steven W. Williams January 22, 2016	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Alister Cowan Alister Cowan January 22, 2016	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* James W. Simpson January 22, 2016	Chair of the Board of Directors

* Mel E. Benson January 22, 2016	Director

* Jacynthe Côté January 22, 2016	Director

* W. Douglas Ford January 22, 2016	Director

* John D. Gass January 22, 2016	Director

* John R. Huff January 22, 2016	Director

* Maureen McCaw January 22, 2016	Director

* Michael W. O’Brien January 22, 2016	Director

* Eira M. Thomas January 22, 2016	Director

* Michael M. Wilson January 22, 2016	Director

* Pursuant to the powers-of-attorney filed as Exhibit 5.1 to the Initial Registration Statement and incorporated by reference into this registration statement, Janice B. Odegaard, as attorney-in-fact, does hereby sign this registration statement on behalf of each person named above whose name is preceded by an asterisk, in each case in the capacities and on the dates indicated.

By:	/s/ Janice B. Odegaard
Janice B. Odegaard Attorney-in-fact for the persons indicated January 22, 2016

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Suncor Energy Inc. in the United States, on this 22nd day of January, 2016.

SUNCOR ENERGY (U.S.A.) INC.	Authorized Representative
in the United States

/s/ Shawn Poirier

Name: Shawn Poirier
Title: Assistant Secretary